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EXHIBIT 21

SUBSIDIARIES OF AMERICAN ARCHITECTURAL PRODUCTS CORPORATION


AAPC One Acquisition Corporation
AAPC Two Acquisition Corporation
AAPC Three Acquisitions Corporation
American Glassmith, Inc.
American Weather-Seal Company
Binnings Building Products, Inc.
Danvid Window Company
Denver Window Company
Eagle & Taylor Company
Eagle Window & Door Center, Inc.
Forte, Inc.
Modern Window Corporation
Thermetic Glass, Inc.
VinylSource, Inc.
Western Insulated Glass, Co.